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PART II, ITEM 6, EXHIBIT 11.


                              EGAN SYSTEMS, INC.
                       COMPUTATION OF PER SHARE EARNINGS

                                                               Six Months Ended June 30,

                                                              1996                  1995
Net income (loss) applicable to common stock              $    (9,074)          $  (58,670)


Outstanding shares - common stock at January 1,            10,185,000            8,435,000


Dilutive effect of stock options and warrants               4,230,000            1,400,000


Weighted average shares issued during period                        -               66,667


Weighted average common shares outstanding -
 primary and fully diluted - June 30,                      14,415,000            9,901,667


Net income per common share -
 primary and fully diluted - June 30,                     $      0.00           $    (0.01)



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